EXHIBIT 99.1

Caledonia Mining Corporation Plc Accident at Blanket Mine

(TSX: CAL, NYSE: CMCL, AIM: CMCL)

ST HELIER, Jersey, July 12, 2018 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc regrets to announce a fatality at the Blanket Mine in Zimbabwe in a mining-related accident on 12 July 2018.

The accident occurred in a development area at the Blanket ore body section of the mine. Management has notified the Minister of Mines and Mining Development and the Inspector of Mines and will provide all the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiry into this incident.

Until such a time as the outcome of this enquiry has been reached, no further details can be released. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased.

Steve Curtis, Chief Executive Officer, said:

“It is with great sadness that we announce a fatal accident at Blanket Mine on the 12th of July 2018. This is a very disappointing setback to our efforts to improve safety at Blanket which has been a key focus area for the business in 2018. My colleagues and I express our sincere condolences to the family, friends and colleagues of the deceased."

Caledonia Mining Corporation Plc

Mark Learmonth	Tel: +44 1534 679 802
Maurice Mason	Tel: +44 759 078 1139

WH Ireland
Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751

Blytheweigh
Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204